Exhibit 3.1

JOINDER AND AMENDMENT AGREEMENT
THIS JOINDER AND AMENDMENT AGREEMENT (the “Joinder and Amendment Agreement”), is made and entered into by and between Tesoro Corporation, a Delaware corporation (“Tesoro”), and Tesoro Refining and Marketing Company, a Delaware corporation (“TRMC”), effective as of this 1st day of April 2012 (the “Effective Date”).
RECITALS
WHEREAS, Tesoro Logistics GP, LLC, a Delaware limited liability company (the “General Partner”), was formed on December 3, 2010;
WHEREAS, Tesoro, as the sole member of the General Partner, executed the Amended and Restated Limited Liability Company Agreement of the General Partner dated as of April 25, 2011 (the “LLC Agreement”); and
WHEREAS, Tesoro and TRMC now desire to amend the LLC Agreement to include TRMC as a member of the General Partner as of the Effective Date.
NOW, THEREFORE, in consideration of the premises, covenants and agreements contained in the LLC Agreement and the Joinder and Amendment Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
Section 1.     Joinder. By executing and delivering the Joinder and Amendment Agreement, TRMC hereby agrees, as of the Effective Date, that it shall (a) be a party to the LLC Agreement, (b) be bound by the terms and conditions thereof, and (c) receive the benefits of the LLC Agreement. TRMC agrees that it has and shall continue to have all rights and obligations of a member under the LLC Agreement. TRMC represents and warrants that it has been furnished with a copy of the LLC Agreement and has thoroughly read and understands the same and all implications thereof.
Section 2.     Amendment to Exhibit A of the LLC Agreement. Exhibit A of the LLC Agreement is hereby amended and restated in its entirety to read as set forth in Annex A to the Joinder and Amendment Agreement.
Section 3.     Limited Amendment. Except as expressly set forth herein, the Joinder and Amendment Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the parties hereto under the LLC Agreement, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the LLC Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.
Section 4.    Governing Law, Construction. The Joinder and Amendment Agreement is governed by and shall be construed in accordance with the Law of the State of Delaware. In the event of a direct conflict between the provisions of the Joinder and Amendment Agreement and any mandatory, non-waivable provision of the Act as such term is defined in the LLC Agreement, such provision of the Act shall control.

Section 5.     Capitalized Terms. Capitalized terms not otherwise defined in the Joinder and Amendment Agreement have the meanings set forth in the LLC Agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered the Joinder and Amendment Agreement effective as of this 1st day of April, 2012.

TESORO:	TESORO CORPORATION, a Delaware corporation

	By:	/s/ GREGORY J. GOFF
Gregory J. Goff
President

TRMC:	TESORO REFINING AND MARKETING COMPANY, a Delaware corporation

	By:	/s/ GREGORY J. GOFF
Gregory J. Goff
President

ANNEX A

EXHIBIT A

MEMBERS

Member	Sharing Ratio	Capital Contribution
Tesoro Corporation	[To be calculated at closing; estimated between 45% and 50%]	$1,000.00 plus $63 million in assets contributed on April 26, 2010 in connection with the initial public offering of Tesoro Logistcs LP
Tesoro Refining and Marketing Company	[To be calculated at closing; estimated between 50% and 55%]	The Amorco Wharf assets, pursuant to the Contribution, Conveyance and Assumption Agreement effective date April 1, 2012.

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